Exhibit 1

JOINT FILING AGREEMENT

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13D, and any subsequent amendments thereto, to which this exhibit is attached is filed on behalf of each of them in the capacities set forth below with respect to the common stock of 374Water Inc., $0.001 par value, beneficially owned by each of them.

IN WITNESS WHEREOF, the undersigned hereby execute this Joint Filing Agreement as of the 12th day of December, 2025.

Yaacov Nagar

Signature: /s/ Yaacov Nagar

Name/Title: Yaacov Nagar

Richard H. Davis

Signature: /s/ Richard H. Davis

Name/Title: Richard H. Davis

Stephen H. McKnight

Signature: /s/ Stephen H. McKnight

Name/Title: Stephen H. McKnight